SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE TO
                                (Rule 14d-100)
                 Tender Offer Statement Under Section 14(d)(1)
          or Section 13(e)(1) of the Securities Exchange Act of 1934
                               (Amendment No. 3)

                              ------------------

                               LANDS' END, INC.
                      (Name of Subject Company (Issuer))

                            INLET ACQUISITION CORP.
                         a wholly owned subsidiary of
                            SEARS, ROEBUCK AND CO.
                     (Names of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                   515086106
                     (CUSIP Number of Class of Securities)
                           Anastasia D. Kelly, Esq.
                   Senior Vice President and General Counsel
                            Sears, Roebuck and Co.
                               3333 Beverly Road
                        Hoffman Estates, Illinois 60179
                          Telephone: (847) 286-2500
                 (Name, address and telephone number of person
                       authorized to receive notices and
                      communications on behalf of filing
                                   persons)
                                With a copy to:
                             Gary P. Cullen, Esq.
                Skadden, Arps, Slate, Meagher & Flom (Illinois)
                             333 West Wacker Drive
                            Chicago, Illinois 60606
                           Telephone: (312) 407-0700

                           CALCULATION OF FILING FEE
===================================   ===================================

    Transaction Valuation*                   Amount of Filing Fee**

       $1,950,167,509.37                           $179,415.41
===================================   ===================================

* Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). The calculation of the transaction valuation assumes the purchase of 30,012,942 outstanding shares of common stock of Lands' End, Inc. at a purchase price of $62.00 per share. The transaction valuation also includes the offer price of $62.00 less $30.13, which is the average exercise price per share, multiplied by 2,804,051, the estimated number of options outstanding.

** The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $92 per million dollars of the transaction valuation. Sent by wire transfer to the Securities Exchange lockbox on May 16, 2002.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

     Amount
Previously Paid:    $  179,415.41     Filing party:    Sears,
                                                       Roebuck and Co. &
                                                       Inlet Acquisition
                                                       Corp.
     Form or
Registration No.:   Schedule TO-T     Date Filed:      May 17, 2002

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates: [X] third-party tender offer subject to Rule 14d-1.

     [_] issuer tender offer subject to Rule 13e-4.

     [_] going-private transaction subject to Rule 13e-3.

     [_] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

     This Amendment No. 3 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Statement"), originally filed with the Securities and Exchange Commission (the "Commission"), as amended, by Inlet Acquisition Corp., a Delaware corporation (the "Purchaser"), and Sears, Roebuck and Co., a New York corporation ("Sears"), relating to the Purchaser's offer to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Lands' End, Inc., a Delaware corporation (the "Company"), at a purchase price of $62.00 per share, net to the seller in cash. The terms and conditions of the offer are described in the Offer to Purchase, dated May 17, 2002 (the "Offer to Purchase"), as amended, a copy of which is filed as Exhibit (a)(1)(A) to the Statement, and the related Letter of Transmittal and the instructions thereto, a copy of which is filed as Exhibit (a)(1)(B) to the Statement (which, as they may be amended or supplemented from time to time, together constitute the "Offer").

Item 4.  Terms of the Transaction.

     Item 4 is hereby amended and supplemented by incorporating by reference the information set forth in the Offer to Purchase except that the information under the heading "The Tender Offer-15. Certain Conditions of the Offer." in the Offer to Purchase is hereby amended by deleting the first and last paragraph in such section and replacing them with the following, respectively:

     "For purposes of this Section 15, capitalized terms used but not defined herein will have the meanings set forth in the Merger Agreement. Notwithstanding any other provision of the Offer, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of or, subject to the restriction referred to above, payment for Shares tendered (in each case, in accordance with the Merger Agreement), if at the expiration of the Offer (I) the Minimum Condition shall not have been satisfied or, with the consent of the Company, waived after the Offer has remained open for at least 20 business days, (II) any applicable waiting period under the HSR Act shall not have expired or been terminated, or (III) any of the following events shall have occurred and be continuing:"


     "The foregoing conditions are for the sole benefit of the Purchaser and Sears and may be asserted by the Purchaser or Sears regardless of the circumstances giving rise to any such condition or may be waived by Sears or the Purchaser in whole or in part at any time and from time to time in the sole discretion of Sears or the Purchaser, except that the conditions in clause (I) and paragraph (f) above may not be waived by Sears or the Purchaser without the prior written consent of the Company. The determination of the satisfaction or waiver of all conditions (other than those involving receipt of necessary governmental approvals) must be made on or before the expiration of the Offer. The failure by Sears or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time up to the expiration of the Offer."



                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

                                              SEARS, ROEBUCK AND CO.

                                              By:    /s/ Paul J. Liska
                                                    ---------------------
                                              Name:    Paul J. Liska
                                              Title:   Executive Vice
                                                       President and Chief
                                                       Financial Officer

                                              INLET ACQUISITION CORP.

                                              By:    /s/ W. Anthony Will
                                                    ---------------------
                                              Name:    W. Anthony Will
                                              Title:   Vice President and
                                                       Treasurer


Dated:  June 3, 2002